PRESS RELEASE

Crescent Point Announces Q1 2019 Results

May 9, 2019 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2019.

KEY HIGHLIGHTS

- Increased cash flow in 2019 based on return-focused capital allocation, lower costs, higher commodity prices and improved oil differentials. Expect to generate approximately $600 million of excess cash flow in 2019 based on guidance at current strip prices.
- Annual production and capital expenditures guidance remains unchanged, demonstrating continued capital discipline.
- Continued focus on net debt reduction and the execution of share repurchase program, with over $105 million of net debt reduction in the quarter and over 5.6 million shares repurchased year-to-date.
- Enhancing sustainability in key focus areas by reducing costs and consistently developing waterflood programs.
- Added John Dielwart and nominated James Craddock and Jennifer Koury as new independent directors of the board.

"We have had a great start to 2019 and now expect to generate approximately $600 million of excess cash flow this year," said Craig Bryksa, President and CEO of Crescent Point. "By being disciplined in our capital allocation and focused on cost reductions, we have enhanced our financial flexibility. We plan to use the excess cash we generate this year to reduce net debt and repurchase additional shares under our normal course issuer bid. We are also pleased with our recent success in attracting new directors and board nominees with strong and diversified skill sets through our board's deliberate and thoughtful renewal process."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $514.0 million during first quarter 2019, or $0.93 per share diluted, based on a strong operating netback of $33.95 per boe. The Company's operating netback within its key focus areas of Viewfield, Shaunavon and Flat Lake was approximately eight percent higher than the corporate average, highlighting the lower costs and premium oil pricing associated with these plays.
- For the quarter ended March 31, 2019, Crescent Point's capital expenditures on drilling and development, facilities and seismic totaled $380.2 million, down approximately 50 percent compared to $722.0 million in first quarter 2018. The Company's first quarter 2019 program included $359.6 million spent on drilling and development to drill 188 (164.7 net) wells. The Company expects reduced spending in second quarter 2019 compared to first quarter, driven by normal seasonality related to spring break-up. Based on the mid-point of its 2019 guidance, Crescent Point expects that its total capital expenditures in the first half of the year will account for approximately 50 percent of its annual budget, highlighting new management's shift toward a more consistent capital and drilling program.
- Net debt as at March 31, 2019 equated to approximately $3.9 billion, or 2.1 times trailing adjusted funds flow. The Company reduced its net debt during first quarter by $105.8 million, net of share repurchases and dividends. Crescent Point expects to continue improving its financial flexibility in 2019 based on the significant excess cash flow to be generated within its budget at current strip prices and proceeds from potential asset dispositions. Cash and unutilized credit capacity as at March 31, 2019 was approximately $1.72 billion, with no material near-term senior note debt maturities.
- Crescent Point continued to actively hedge oil production during the recent improvement in commodity prices, including new hedges extending to late 2019 and 2020. Management remains disciplined in its approach to layering on additional hedges, in the context of commodity prices, to further protect its funds flow and excess cash flow generation. As at May 3, 2019, Crescent Point had, on average, approximately 45 percent of its oil and liquids production, net of royalty interest, hedged through the remainder of 2019, approximately 35 percent in the first half of 2020 and 23 percent in the second half of 2020.
- Subsequent to first quarter, the Company declared a quarterly cash dividend of $0.01 per share payable on July 2, 2019.
- On January 1, 2019, Crescent Point, along with other reporting entities governed by International Financial Reporting Standards ("IFRS"), adopted IFRS 16 Leases. This new accounting standard requires companies to recognize most operating leases as liabilities on the balance sheet. The Company recorded a lease liability of approximately $224 million upon adoption of the standard. Crescent Point's IFRS 16 Leases transition methodology does not require restatement of prior periods nor does it impact the Company's debt covenants or credit available under its bank credit facilities.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

DIFFERENTIALS AND MARKET ACCESS

- Crescent Point's first quarter oil differential improved by over 60 percent compared to fourth quarter 2018, to $8.36/bbl. Based on realized prices to date and the current forward curve, the Company expects its second quarter 2019 realized oil price to further increase by approximately 15 percent relative to first quarter 2019.

- During first quarter 2019, the Company resolved a National Energy Board complaint and legal action through the negotiation and execution of a settlement agreement, as previously announced. The agreement included a cash settlement in favour of Crescent Point, which was paid during first quarter. The agreement also includes a revised pipeline tariff, effective second quarter 2019, that is expected to increase the Company's netback for oil production transported on the Saskatchewan Pipeline System.

OPERATIONAL HIGHLIGHTS

- Average production in first quarter 2019 was 175,955 boe/d, comprised of approximately 91 percent oil and liquids.

- Crescent Point's key focus areas continue to provide low-risk, high-return drilling opportunities, with each area expected to generate cash flows in excess of capital expenditures in 2019. Despite a stronger commodity price environment driving recent modest cost pressures on certain drilling and completion costs, the Company's full-year capital expenditures budget remains unchanged due to Crescent Point's successful and ongoing cost saving, optimization and supply chain initiatives. Management's increased focus on improving costs and efficiencies is further highlighted in the Viewfield Bakken, an area the Company has been developing for over 12 years. Crescent Point has reduced completion costs in this play during 2019 by approximately eight percent compared to the trailing three-year average.

- Due to existing market access in the Uinta Basin and risk-adjusted returns in the earlier-stage East Shale Duvernay play, Crescent Point continues to remain disciplined in allocating capital to these resource plays. In aggregate, these two areas account for approximately 15 percent of the Company's 2019 capital expenditures budget, primarily weighted to the Uinta Basin.

- As part of its focus on decline mitigation, Crescent Point converted approximately 75 producing wells to water injection wells in first quarter. The Company plans to convert a total of approximately 145 wells in 2019 across its key focus areas, up from 79 in 2018. In addition, subsequent to first quarter, Crescent Point fully unitized its fourth unit in the Viewfield Bakken resource play for waterflood development, with additional opportunities identified for future waterflood expansion. By consistently advancing its decline mitigation programs, the Company expects to add low cost reserves and enhance free cash flow generation while also reducing drilling requirements to sustain production.

OUTLOOK

Crescent Point continues to focus on its transition plan's key value drivers, which include disciplined capital allocation, cost reductions and balance sheet improvement.

As the Company advances each of these initiatives, it expects to further improve overall capital efficiencies, corporate returns and debt-adjusted per share metrics. Crescent Point's free cash flow generation has also improved, with approximately $600 million of excess cash flow expected to be generated in 2019, based on its guidance at current strip prices.

The Company remains disciplined in allocating capital and excess cash flow, prioritizing net debt reduction, accretive share repurchases and generating returns versus production growth. Crescent Point is on track with its 2019 budget, which remains unchanged, with expected annual average production of 170,000 to 174,000 boe/d and planned capital expenditures of $1.20 to $1.30 billion.

The Company initiated a process for asset dispositions during first quarter, which continues to progress. Crescent Point does not intend to disclose developments with respect to these processes unless the Board of Directors (the "Board") has approved a specific transaction, or otherwise determines that disclosure is necessary or appropriate. The Company will remain disciplined and flexible as it seeks to focus its asset base and create value for its shareholders.

ANNUAL GENERAL MEETING

Crescent Point's 2019 Annual General Meeting ("AGM") will be held on June 14, 2019. As previously announced, the Company's recent Board renewal process has included the appointment of Robert Heinemann as Chairman, the appointment of John Dielwart as a new independent director and the nominations of James Craddock and Jennifer Koury as additional independent directors. Following the upcoming AGM, Crescent Point will have undergone a complete Board renewal since 2014.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, May 9, 2019 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online at https://event.on24.com/wcc/r/1972375/8A4F783AE28233E69CADC69991A619B2. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website at https://www.crescentpointenergy.com/invest/conference-calls-webcasts. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2019 GUIDANCE

The Company's guidance for 2019 is as follows:

Total annual average production (boe/d) % Oil and NGLs	170,000 - 174,000 91%

Capital expenditures ($ millions) [(1)]
    Drilling and development (%)
    Facilities and seismic (%)
	$1,200 to $1,300
	90%
	10%

(1)   Capital expenditures excludes any potential net property and land acquisitions and approximately $35 million of capitalized G&A.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2019, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended March 31	
	2019	2018
Financial		
Cash flow from operating activities	**416.8**	462.0
Adjusted funds flow from operations [(1)]	**514.0**	428.9
Per share [(1)] [(2)]	**0.93**	0.78
Net income (loss)	**1.9**	(90.7)
Per share [(2)]	**-**	(0.17)
Adjusted net earnings from operations [(1)]	**158.3**	63.4
Per share [(1)] [(2)]	**0.29**	0.12
Dividends declared	**5.6**	49.6
Per share [(2)]	**0.01**	0.09
Net debt [(1)]	**3,905.5**	4,409.3
Net debt to adjusted funds flow from operations [(1)] [(3)]	**2.1**	2.5
Weighted average shares outstanding		
Basic	**550.3**	547.1
Diluted	**550.3**	548.4
Operating		
Average daily production		
Crude oil (bbls/d)	**139,911**	141,312
NGLs (bbls/d)	**20,097**	18,775
Natural gas (mcf/d)	**95,679**	109,983
Total (boe/d)	**175,955**	178,418
Average selling prices [(4)]		
Crude oil ($/bbl)	**64.65**	67.17
NGLs ($/bbl)	**25.58**	33.71
Natural gas ($/mcf)	**3.72**	2.42
Total ($/boe)	**56.35**	58.24
Netback ($/boe)		
Oil and gas sales	**56.35**	58.24
Royalties	**(7.53)**	(8.82)
Operating expenses	**(12.77)**	(12.94)
Transportation expenses	**(2.10)**	(1.99)
Operating netback [(1)]	**33.95**	34.49
Realized gain (loss) on derivatives	**0.73**	(2.21)
Other [(5)]	**(2.22)**	(5.57)
Adjusted funds flow from operations netback [(1)]	**32.46**	26.71
Capital Expenditures		
Capital dispositions, net [(6)]	**(2.8)**	(9.0)
Development capital expenditures		
Drilling and development	**359.6**	652.8
Facilities and seismic	**20.6**	69.2
Land	**4.0**	11.0
Total	**384.2**	733.0

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.

(4) The average selling prices reported are before realized derivatives and transportation.

(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow from operations", "funds flow", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations" and "netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31	
($ millions)	**2019**	2018 [1]
Cash flow from operating activities	**416.8**	462.0
Changes in non-cash working capital	**91.0**	(44.1)
Transaction costs	**0.9**	0.7
Decommissioning expenditures	**5.3**	10.3
Adjusted funds flow from operations	**514.0**	428.9

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the period ended March 31, 2019.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31	
($ millions)	**2019**	2018 [1]
Net income (loss)	**1.9**	(90.7)
Amortization of E&E undeveloped land	**38.3**	38.8
Impairment	**8.5**	—
Unrealized derivative losses	**270.4**	35.0
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	**(96.7)**	124.0
Unrealized loss on long-term investments	**0.5**	11.8
Gain on capital dispositions	**(5.3)**	(0.9)
Deferred tax relating to adjustments	**(59.3)**	(54.6)
Adjusted net earnings from operations	**158.3**	63.4

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the period ended March 31, 2019.

Free cash flow is calculated as adjusted funds flow less capital expenditures (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends and lease payments. Management utilizes excess cash flow and free cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2019	March 31, 2018
Long-term debt [1]	4,142.6	4,412.9
Accounts payable and accrued liabilities	600.5	790.1
Long-term compensation liability [2]	4.9	29.4
Cash	(25.8)	(14.7)
Accounts receivable	(421.6)	(382.5)
Prepaids and deposits	(10.0)	(10.0)
Long-term investments	(8.2)	(72.5)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(376.9)	(343.4)
Net debt	3,905.5	4,409.3

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: approximately $600 million of excess cash flow expected to be generated in 2019 and the expected use of such funds for net debt reduction and additional share repurchases; increased cash flow in 2019 based on return-focused capital allocation, lower costs, higher commodity prices and improved oil differentials; expectations of an improved realized oil price for the Company by approximately 15 percent relative to first quarter 2019; the asset disposition process; reduced spending in second quarter 2019 due to normal seasonality related to spring break-up; total capital expenditures in the first half of the year are expected to account for approximately 50 percent of the Company's annual budget (based on the mid-point of its 2019 guidance); improved financial flexibility in 2019 based on the significant excess cash flow within the Company's budget at current strip prices and proceeds from potential asset dispositions; dividend payment dates; the anticipated effects of the settlement agreement related to a National Energy Board complaint, including improved netbacks for oil production transported on the Saskatchewan Pipeline System; each of the Company's key focus areas are expected to generate cash flows in excess of capital expenditures in 2019; the allocation of a disciplined amount of capital (approximately 15 percent) to the Uinta Basin and the East Shale Duvernay play within the Company's 2019 budget; the Company's plans to convert waterflood wells to injection wells across its key focus areas; the excepted benefits of decline mitigation programs; expectations to further improve overall capital efficiencies, corporate returns and debt-adjusted per share metrics; expectations of further generating approximately $600 million of excess cash flow in 2019 based on the Company's guidance at current strip prices; prioritization of net debt reduction and accretive share repurchases to enhance shareholder returns; asset disposition programs; that the Company is on track with its 2019 budget with expected annual average production of 170,000 to 174,000 boe/d and planned capital expenditures of $1.20 to $1.30 billion; AGM timing, director election and board renewal; and the Company's 2019 guidance, including expected total annual average production and capital expenditures.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2018. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2018, which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "*Risk Factors*", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "*Risk Factors*" and "*Forward-Looking Information*" and for the quarter ended March 31, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "*Capital Expenditures*", "*Liquidity and Capital Resources*", "*Critical Accounting Estimates*", "*Risk Factors*", "*Changes in Accounting Policies*" and "*Outlook*" and are disclosed in the Management's Discussion and Analysis for the quarter ended March 31, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.